SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

    NeoStem, Inc.

(Name of Issuer)

    Common Stock, par value $0.001

(Title of Class of Securities)

    640650305

(CUSIP Number)

Jinshu John Zhang, Esq.

Reed Smith LLP

355 South Grand Avenue, Suite 2900

Los Angeles, California 90071

(213) 457-8116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    October 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640650305	13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.65*
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 640650305	13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.65*
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 640650305	13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.65*
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 640650305	13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS: Eric H.C. Wei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,458,009 shares of Common Stock (1) 8,177,512 shares of Series C Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.65*
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 640650305	13D	Page 6 of 10

SCHEDULE 13D

This Amendment No. 5 on Schedule 13D/A (the “Schedule 13D”) amends and supplements the Schedule 13D, Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D/A, Amendment No. 3 to Schedule 13D/A and Amendment No. 4 to Schedule 13D/A (collectively, the “Statements”) filed with the Securities Exchange Commission on December 5, 2008, March 6, 2009, March 27, 2009, June 12, 2009, and July 15, 2009, respectively, by the reporting persons. The reporting persons include RimAsia Capital Partners, L.P., a Cayman Islands exempted limited partnership (“RimAsia LP”), RimAsia Capital Partners GP, L.P., a Cayman Islands exempted limited partnership (“RimAsia GP”), RimAsia Capital Partners GP, Ltd., a Cayman Islands exempted company (“RimAsia Ltd.”) and Eric H.C. Wei (“Wei”) (the foregoing collectively, “RimAsia”). RimAsia GP is the general partner of RimAsia LP. RimAsia Ltd. is the general partner of RimAsia GP. Wei is the sole director of RimAsia Ltd. and may be deemed to have sole power to vote certain of the shares reported.

The Statements are hereby amended and restated as follows.

Item 1	Security and Issuer.

Common Stock, par value $0.001 per share of NeoStem, Inc. (“Common Stock”)

Warrants to purchase Common Stock

Series C Convertible Preferred Stock of NeoStem, Inc. (“Series C Preferred Stock”)

Address of Issuer’s Principal Executive Offices:

420 Lexington Avenue

Suite 450

New York, NY 10170

United States

Item 2	Identity and Background.

Name, State or Other Place of Organization and Principal Business of Person Filing:

(1) RimAsia Capital Partners, L.P. is a Cayman Islands exempted limited partnership. Its principal business is as a pan-Asia private equity firm.

(2) RimAsia Capital Partners GP, L.P. is a Cayman Islands exempted limited partnership. Its principal business is as the general partner of RimAsia LP.

(3) RimAsia Capital Partners GP, Ltd. is a Cayman Islands exempted company. Its principal business is as the general partner of RimAsia GP.

(4) Eric H.C. Wei is a citizen of the United States. Mr. Wei’s present principal occupation or employment is as the managing partner of RimAsia LP, an indirect partner of RimAsia GP and as a director of RimAsia Ltd. See above for the principal business of all such entities.

Address of Principal Business Office of all Reporting Persons:

1807 Harbour Centre

25 Harbour Road, Wanchai

Hong Kong

852 2111 5061

CUSIP No. 640650305	13D	Page 7 of 10

Additional Information Regarding Reporting Persons

None of the Reporting Persons have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On September 3, 2008, RimAsia purchased 1,000,000 shares of the Issuer’s Common Stock and warrants to purchase up to 1,000,000 shares of the Issuer’s Common Stock in exchange for $1,250,000. The source of these funds was investment capital of RimAsia.

On April 13, 2009, RimAsia LP purchased 400,000 shares of the Issuer’s Series D Convertible Redeemable Preferred Stock, par value $0.01 per share, each automatically convertible into 10 shares of Common Stock upon the approval of the stockholders, and warrants to purchase up to 4,000,000 shares of the Issuer’s Common Stock in exchange for $5,000,000. The source of these funds was investment capital of RimAsia.

On July 1, 2009, the Issuer entered into a Funding Agreement (the “Funding Agreement”) with RimAsia LP, China Biopharmaceuticals Holdings, Inc., a Delaware corporation (“CBH”), China Biopharmaceuticals Corp., a British Virgin Islands corporation and wholly-owned subsidiary of CBH (“CBC”), and CBH Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer. The Funding Agreement includes the terms as follows:

In consideration of RimAsia’s funding for the benefit of NeoStem and CBH in anticipation of the merger of the Issuer and CBH (the “Merger”), and in full satisfaction of any and all obligations to repay RimAsia $1,600,000 in funding provided, the parties agree that at the closing of the Merger RimAsia shall receive (a) 1,200,000 shares of NeoStem common stock in addition to the 5,383,009 shares RimAsia is to receive pursuant to the Merger Agreement, so that the total number of shares of NeoStem common stock RimAsia shall receive at the closing of the Merger shall be 6,458,009 (after giving effect to other adjustments); and (b) 1,200,000 shares of NeoStem Series C Convertible Preferred Stock in addition to the 6,977,512 shares of NeoStem Series C Convertible Preferred Stock RimAsia is to receive pursuant to the Merger Agreement, so that the total number of shares of NeoStem Series C Convertible Preferred Stock RimAsia shall receive at the closing of the Merger shall be 8,177,512.

Elimination of Class B Warrants. In consideration of the additional securities to be received as set forth above, RimAsia shall no longer be entitled to receive at the closing of the Merger the Class B Warrants to purchase 2,400,000 shares of NeoStem common stock as originally provided in the Merger Agreement.

On October 30, 2009, pursuant to the terms of the Merger Agreement between the Issuer and CBH and subject to the cancellation of outstanding warrants to purchase shares of CBH Common Stock held by RimAsia, a principal stockholder of NeoStem and the sole holder of shares of Series B Convertible Preferred Stock of CBH, the Issuer obtained approval of such merger and of the issuance of the aforementioned convertible securities. As a result, with the conversion of all of the shares of CBH Series B Preferred Stock issued and outstanding immediately prior to the Merger and the adjustments provided in the Funding Agreement (with certain minor subsequent adjustments), RimAsia received, in the aggregate, (i) 6,458,009 shares of Common Stock and (ii) 8,177,512 shares of Series C Preferred Stock, each with a liquidation preference of $1.125 per share and initially convertible in the aggregate into 9,086,124 shares of Common Stock at an initial conversion price of $0.90 per share. In addition, upon the approval by the stockholders of the Issuer, the 400,000 shares of the Issuer’s Series D Convertible Redeemable Preferred Stock, par value $0.01 per share, purchased by RimAsia on April 13, 2009 for $5,000,000, were automatically converted into 4,000,000 shares of the Issuer’s Common Stock and warrants to purchase up to 4,000,000 shares of the Issuer’s Common Stock.

CUSIP No. 640650305	13D	Page 8 of 10

Item 4	Purpose of Transaction

The purpose of the transaction on October 30, 2009 was for investment. See Item 6 for additional information. The Reporting Persons do not have any present plans or proposals which relate to or which would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D except that RimAsia expects to from to time dispose of some or all of the shares of Common Stock held by it pursuant to a registration statement filed with the SEC or an available exemption from the registration requirements of the securities law depending on the market conditions or its own investment objectives.

Item 5	Interest in Securities of the Issuer.

(a) and (b)

Amounts Beneficially Owned:

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 16,458,009 shares of Common Stock and 8,177,512 shares of Series C Preferred Stock. RimAsia GP, RimAsia Ltd. and Mr. Wei disclaim beneficial ownership, except to the extent of its or his pecuniary interest therein.

Percent of Class:

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 39.65% of the outstanding shares of Common Stock.*(1)

Sole Power to Vote or Direct the Vote and Sole Power to Dispose or Direct the Disposition:

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 16,458,009 shares of Common Stock and 8,177,512 shares of Series C Preferred Stock beneficially owned.(1)

Shared Power to Vote or Director the Vote:

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have no shared power to vote or direct the vote of shares of Common Stock.

Shared Power to Dispose or Direct the Disposition:

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have no shared power to dispose or direct the disposition of shares of Common Stock.

*	Calculated based on 36,512,700 shares of Issuer’s Common Stock outstanding as of November 4, 2009, plus an additional 5,000,000 shares issuable upon the exercise of warrants held by RimAsia to purchase shares of the Issuer’s Common Stock, resulting in an aggregate of 41,512,700.
(1)	Consists of (i) 11,458,009 shares of the Issuer’s Common Stock, (ii) warrants to purchase 1,000,000 shares of Common Stock with an exercise price equal to $1.75 per share, and (iii) warrants to purchase 4,000,000 shares of Common Stock with an exercise price equal to $2.50 per share.

(c)

See Item 3 for more information.

(d)

Under certain circumstances set forth in the limited partnership agreements of RimAsia LP and RimAsia GP, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by RimAsia LP.

(e)

Not applicable.

CUSIP No. 640650305	13D	Page 9 of 10

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 3, 2008, RimAsia purchased 1,000,000 shares of the Issuer’s Common Stock and warrants to purchase up to 1,000,000 shares of the Issuer’s Common Stock in exchange for $1,250,000 (subject to the limitation set forth in the Letter Agreement as described below and to stockholder approval as described below).

On April 13, 2009, the Issuer completed a private placement financing totaling $11 million from three Asia-based investors, including RimAsia LP, which, in exchange for $5,000,000, purchased 400,000 shares of the Issuer’s Series D Convertible Redeemable Preferred Stock, par value $0.01 per share, each automatically convertible into 10 shares of Common Stock upon the approval of the stockholders and warrants to purchase up to 4,000,000 shares of the Issuer’s Common Stock. The Issuer intended to solicit the approval of the stockholders for the automatic conversion of the Series D Preferred Stock. The warrants will have a per share exercise price equal to $2.50 and are callable by the Issuer if its Common Stock trades at a price equal to or greater than $3.50 for a specified period of time. Upon the affirmative vote of the Issuer’s stockholders and subject to the rules of the NYSE Amex, the warrants will become exercisable for a period of five years.

On October 30, 2009, the Issuer obtained approval of the Merger and of the issuance of the aforementioned convertible securities. As a result, pursuant to the terms of the Merger Agreement and the Funding Agreement (described in Item 3) (with certain subsequent adjustments) and subject to the cancellation of outstanding warrants to purchase shares of CBH Common Stock held by RimAsia, a principal stockholder of NeoStem and the sole holder of shares of Series B Convertible Preferred Stock of CBH, all of the shares of CBH Series B Preferred Stock issued and outstanding immediately prior to the Merger were converted into the right to receive, in the aggregate, (i) 6,458,009 shares of Common Stock and (ii) 8,177,512 shares of Series C Preferred Stock, each with a liquidation preference of $1.125 per share and initially convertible in the aggregate into 9,086,124 shares of Common Stock at an initial conversion price of $0.90 per share. In addition, upon the approval by the stockholders of the Issuer, the 400,000 shares of the Issuer’s Series D Convertible Redeemable Preferred Stock, par value $0.01 per share, purchased by RimAsia on April 13, 2009 for $5,000,000, were automatically converted into 4,000,000 shares of the Issuer’s Common Stock and warrants to purchase up to 4,000,000 shares of the Issuer’s Common Stock.

CUSIP No. 640650305	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2009

RIMASIA CAPITAL PARTNERS, L.P.

By:	RimAsia Capital Partners GP, L.P.

its general partner

By:	RimAsia Capital Partners GP, Ltd.

its general partner

By:	/s/ ERIC H.C. WEI
Name:	Eric H.C. Wei
Title:	Director

RIMASIA CAPITAL PARTNERS GP, L.P.

By:	RimAsia Capital Partners GP, Ltd.

its general partner

By:	/s/ ERIC H.C. WEI
Name:	Eric H.C. Wei
Title:	Director

RIMASIA CAPITAL PARTNERS GP, LTD.

By:	/s/ ERIC H.C. WEI
Name:	Eric H.C. Wei
Title:	Director

ERIC H. C. WEI

/S/ ERIC H.C. WEI
Eric H.C. Wei